Exhibit 99.1

For immediate release Chennai, India, July 30, 2021

Sify reports Revenues of INR 6,451 Million for
First Quarter of FY 2021-22

EBITDA for the Quarter stood at INR 1,454 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 6,451 Million, a growth of 23% over the same quarter last year.

•	EBITDA for the quarter was INR 1,454 Million, an increase of 26% over the same quarter last year.

•	Profit before tax for the quarter was INR 440 Million, an increase of 65% over the same quarter last year.

•	Profit after tax for the quarter was INR 329 Million, an increase of 91% over the same quarter last year.

•	CAPEX during the quarter was INR 917 Million.

•	Cash balance at the end of the quarter was INR 3,515 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “Lessons learned from dealing with the first wave of the pandemic have stood us in good stead as we continue to provide mission-critical ICT services in a challenging environment. India has quickly bounced back from the second with Enterprises slowly returning to at- office business. Mid-sized business, which bore the brunt of the pandemic, are becoming more active in the market for automation solutions. Sify is proud to have played a small role in helping Indian Enterprises to sustain their operations and become more resilient.

This year, critical requirements like the National data policy and continued remote access will push security to the top of the priority list for Enterprises. This is also expected to accelerate the interest in data center space on a pan-India basis.”

Mr. Kamal Nath, CEO, said, “With industries and people steadily returning to physical workspaces, digitalization decisions are also being accelerated. The trends of the previous quarters continue to be relevant, resulting in sustained interest in our Cloud@core portfolio of services. Work from anywhere, migration to hosted DC and hybrid cloud platform, strengthening of disaster recovery plans to enable business continuity, application modernization - all these market trends are reflected in our current customer engagements.

Data Center colocation business is one of the fastest growing segments in India. It is led by Hyperscale Cloud Providers, followed by Enterprises and supporting telecommunications players. We expect this to drive our future growth, alongside Cloud, Network and Digital services business”.

Mr. M P Vijay Kumar, CFO, said, “The operating performance has been stable. We continue to invest in expansion of our data centers, network connectivity and digital services. We will stay focused on our cost efficiency and liquidity management, given that the economic recovery is still regaining lost ground due to the pandemic.

Cash balance at the end of the quarter was INR 3,515 Million”.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended June 2021	Quarter ended June 2020	Quarter ended March 2021	Year ended March 2021 (Audited)
Revenue	6,451	5,259	6,860	24,320
Cost of Revenues	(3,906)	(3,103)	(4,016)	(14,703)
Selling, General and Administrative Expenses	(1,091)	(1,003)	(1,391)	(4,532)

EBITDA	1,454	1,153	1,453	5,085

Depreciation and Amortisation expense	(802)	(658)	(801)	(2,836)
Net Finance Expenses	(227)	(236)	(195)	(790)
Other Income (including exchange gain)	17	15	63	156
Other Expenses (including exchange loss)	(2)	(8)	-	(15)
Profit before tax	440	266	520	1,600
Current Tax	(118)	(101)	(250)	(672)
Deferred Tax	7	7	581	604
Profit for the period	329	172	851	1,532

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	329	172	851	1,532
Add:
Depreciation and Amortisation expense	802	658	801	2,836
Net Finance Expenses	227	236	195	790
Other Expenses (including exchange loss)	2	8	-	15
Current Tax	118	101	250	672
Less:
Deferred Tax	(7)	(7)	(581)	(604)
Other Income (including exchange gain)	(17)	(15)	(63)	(156)
EBITDA	1,454	1,153	1,453	5,085

BUSINESS HIGHLIGHTS

•	Revenue from Data Center centric IT Services grew 45% against the same quarter last year.

•	Segment-wise, revenue from Data Center Services grew 38%, Cloud and Managed Services grew 24%, Applications Integration Services grew 153% and Technology Integration Services grew 20%.

•	Revenue from Network centric Services grew by 3% over the same quarter last year.

•	Segment-wise, revenue from Data Connectivity Services grew 7% while revenue from the Voice business fell by 14%.

GROWTH DRIVERS

The pandemic has accelerated the primary growth drivers in the market for cloud adoption, led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centers to Hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of Enterprises. This results in transformation of the traditional network architecture and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IoT, etc are shifting the focus toward adoption of Hybrid and Public Cloud vs Private Cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS

A summary of the major categories of customers who are signing up with Sify include:

•	Customers choosing Sify for migration of their on-premise data center to multi-cloud platforms like Cloudinfinit, AWS, Azure and Oracle. They also often entrust Sify with management and security.

•	Customers choosing Sify as their DC Hosting partner as they embrace hybrid cloud strategy.

•	Customers choosing Sify as their multi-service Digital Transformation partner.

•	Customers choosing Sify as their Network Transformation and Management partner as they migrate to Cloud-ready networks.

A consolidated summary of the key highlights during the quarter is noted below:

Data Center centric IT Services highlights include:

•	A subsidiary of one of the oldest Indian MNCs contracted to migrate their on-premise DC to AWS Cloud, while another subsidiary contracted to migrate their SAP Workload to AWS Cloud.

•	A couple of startups, among them a gaming company and an OTT platform provider, signed up to migrate to a global CDN platform.

•	A nodal agency implementing payment related activities for the Central bank migrated to Sify Data Center.

•	A major paint manufacturer and a digital transformation startup focused on the financial sector contracted to move from their on-premise DC to Sify DC.

•	One of the country’s largest Private banks and a prominent Public sector finance institution contracted Sify to commission Private Cloud at their Data Center.

•	A State data center contracted to augment their Data Center and deploy non-IT services.

•	A Public sector bank migrated to Sify DC as part of their consolidation and expansion exercise.

•	Sify’s Cloud-based backend supply chain integration platform signed a prominent player in retail and another in healthcare, an online education platform, a financial services company and multiple non-banking financial companies.

•	Multi-year contracts for building and augmenting Security Operations Center came from two Public Services Insurance majors.

•	A Regional bank signed up to implement Digital certification for the universal ID and a private bank signed up for managed services.

•	Sify was accredited as an Independent Software Vendor for WhatsApp for Business.

Network centric services highlights include:

•	Sify added 53 new Network Services customers in the quarter.

•	One of the largest Private banks in the country contracted to connect their network to Near line Disaster Recovery.

•	A Private scheduled bank signed up for network consolidation and a large cooperative bank signed up to connect a few hundred locations.

•	A global retail major and a generic pharmaceutical multinational contracted with Sify for managed and secure SD-WAN services.

•	A Fortune Global 500 consulting major signed up for Cloud based collaboration services.

•	One of the country’s oldest MNCs contracted Sify to commission their Network Operation Center.

•	A social media major and a global OTT platform signed up for network nodes and connectivity expansion.

•	Sify invested in upgradation of the core backbone to 100G to support the next phase of growth and also in fresh capacity in key cities.

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of  Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2021, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	20:20 Media	Grayling Investor Relations

Mr. Praveen Krishna	Nikhila Kesavan	Shiwei Yin
Investor Relations & Public Relations	+91 9840124036	+1 -646-284-9474
+91 9840926523	nikhila.kesavan@2020msl.com	Shiwei.Yin@grayling.com
praveen.krishna@sifycorp.com